Form SBSE

OMB APPROVAL

OMB Number:	3235-AL05
Estimated average burden hours per response - initial:	42 hours
Estimated average burden hours per response - amendment:	1 hour
Estimated average additional burden hours for Schedule F - initial:	1.5 hours
Estimated average additional burden hours per response - amendment:	1.5 hours

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- Applicant Data - Page 4
- Applicant Data - Page 5

SBSE: Schedule F of Form SBSE Page 1

Section I *Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Section I to identify its United States agent for service of process and the certify that it can as a matter of law, and will –
(1) provide the Commission with prompt access to its books and records, and
(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A. Name of United States person *applicant* designates and appoints as agent for service of process

   Firm or Individual? *    Firm   ○ Individual

Nearwater Management, LLC
   Name *

   B. Address of United States person *applicant* designates and appoints as agent for service of process

One Vanderbilt Avenue, 33rd Fl	
   Street Address 1: *   Street Address 2

New York	NEW YORK ⌄	10017
   City *   State/Country *   Zip/ Postal Code *

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in
(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and
(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that

service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(1)(ii) or (c)(2) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(1)(ii) or (c)(2) of 17 CFR 240. 15Fb2-4].

James Peterson
Signature: *

James Peterson
Name: *

Chief Executive Officer / Director
Title: *

07-13-2022
Date: *

Section II *Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

English Name of Foreign Financial Regulatory Authority *   N/A

Foreign Registration No. (if any)

English Name of Country: *

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